American Fidelity Assurance Company

(a Stock Company)

9000 Cameron Parkway Oklahoma City, Oklahoma 73114

For Customer Service call: 1-800-662-1106

Flexible Premium

Group Variable Annuity

In this policy, “you” and “your” refer to the Policyholder. “We”, “us”, “our” and “Company” refer to American Fidelity Assurance Company.

Policy Agreement

While this policy is in force, we will pay annuity and other benefits as provided in this policy. The provisions of this and the following pages and the application are part of this policy. This policy is issued in return for the application and payment of the first purchase payment.

Right To Examine Policy

You may return the policy to us or to our agent within 20 days after it is delivered. If returned, the policy will be void from the beginning and we will refund the greater of: the purchase payments paid; or, the Account Value as of the earlier of the date we receive the policy at our home office, or the date our agent receives the policy.

READ THIS POLICY CAREFULLY. This Policy is a legal contract between you and us.

WARNING

Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information may be guilty of insurance fraud.

Signed for us at our home office in Oklahoma City, Oklahoma.

President	Secretary

Flexible Premium

Group Variable Annuity

Non-participating

ALL PAYMENTS AND VALUES PROVIDED IN THIS POLICY, WHEN BASED ON INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT.

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GUIDE TO POLICY PROVISIONS

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POLICY SCHEDULE

POLICYHOLDER:

NAME OF PLAN:

POLICY NUMBER:

DATE OF ISSUE:

MORTALITY AND EXPENSE RISK CHARGE: 1.25% of the average daily net asset value of the Separate Account per Policy Year

ADMINISTRATIVE CHARGE: .15% of the average daily net asset value of the Separate Account per Policy Year. This charge may be increased but the maximum charge will never be more than .25%.

DISTRIBUTION EXPENSE CHARGE: .10% of the average daily net asset value of the Separate Account per Policy Year. This charge may be increased but the maximum charge will never be more than .25%.

MINIMUM AMOUNT TO BE TRANSFERRED: $500, or the entire value in the Participant’s Variable Investment Option or Guaranteed Interest Account, if less. All transfers must be in whole percentages.

MINIMUM PARTIAL WITHDRAWAL AMOUNT: $250 with exceptions for unforeseen emergencies, as defined by the Plan.

ELIGIBLE FUNDS:

American Funds IS International Fund	Vanguard® VIF Balanced Portfolio
American Funds IS Washington Mutual Investors Fund	Vanguard® VIF Capital Growth Portfolio
BNY Mellon Stock Index Fund, Inc	Vanguard® VIF Total Bond Market Index Portfolio
BNY Mellon Sustainable U.S. Equity Portfolio, Inc	Vanguard® VIF Mid-Cap Index Portfolio
BNY Mellon VIF Opportunistic Small Cap Portfolio	Vanguard® VIF Total Stock Market Index Portfolio

GENERAL ACCOUNT: American Fidelity Guaranteed Interest Account

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DEFINITIONS

We define here some of the words and phrases used in this policy. We explain others in other parts of the text.

Accumulation Period is the period beginning on the Participant Effective Date and ending on the date the Participant Account is closed.

Accumulation Unit is a unit of measure used to determine the value of the Variable Investment Option(s) during the Accumulation Period.

Account Value for any Valuation Period is the sum of the values of the Participants’ Investment Options during the Accumulation Period.

Adjusted Account Value is the Participant’s Account Value minus taxes, if any.

Annuitant is the Participant on whose life annuity payments are based.

Annuity Date is the date the annuity payments begin to the Participant under the Plan.

Annuity Period is the period of time during which annuity payments are made by us.

Cash Value at any given time is equal to the Account Value minus taxes due, if any, minus the Withdrawal Charge, if applicable, that would apply if the entire value of this policy was withdrawn.

Eligible Portfolio is an investment entity shown on the Policy Schedule.

Fixed Annuity is an annuity providing payments that are guaranteed as to dollar amount by us. These payments are made during the Annuity Period.

General Account is the general investment account which contains our assets other than those in the Separate Account or any other segregated asset account.

Guaranteed Interest Account is an investment option within the General Account, which earns interest credited by us during the Accumulation Period.

Investment Options include the Guaranteed Interest Account option and any Variable Investment Option(s).

Participant is a person who: 1) becomes a Participant in the Plan; and, 2) is eligible to receive benefits under the Plan.

Participant Account is an account established for an eligible Participant under this policy. All purchase payments we receive will be credited to Participant Accounts.

Participant Account Value for any Valuation Period is the sum of the values of each of the individual Participant’s Investment Options during the Accumulation Period.

Participant Cash Value at any time is equal to the Participant Account Value minus taxes due, if any, minus the Withdrawal Charge, if applicable, that would apply if the entire value of the Participant Account was withdrawn.

Participant Effective Date is the date a Participant’s initial purchase payment is credited to the Participant’s Account. This is the date from which the participant’s Policy Years will be determined for any applicable Withdrawal Charges.

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Plan is the Plan established and maintained by the Policyholder as it exists on the Date of Issue and any subsequent amendment(s) to it.

Policy Anniversary means the anniversary of the Date of Issue shown on the Policy Schedule.

Policy Year is the annual period that begins on the Date of Issue and each anniversary of that Date. For purposes of determining a Participant’s applicable Withdrawal Charges, this period begins with the Participant Effective Date.

Policyholder is the Employer or other entity identified on the application for which this policy and to whom this policy is issued.

Separate Account means our Separate Account that provides Variable Investment Options. This account is called American Fidelity Separate Account C, which is a unit investment trust registered under the Investment Company Act of 1940.

Valuation Date means each day on which the New York Stock Exchange and the company are open for business.

Valuation Period is the period of time beginning at the close of business of the New York Stock Exchange on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

Variable Investment Options are sub-accounts of the Separate Account. These options provide benefits which are variable and are not guaranteed as to dollar amount.

PURCHASE PAYMENTS

PURCHASE PAYMENTS

You may make purchase payments for a Participant at any time during the Participant’s Accumulation Period. You may increase, decrease, or change the frequency of such payments. Each Participant payment must be at least $300 annually, unless we agree to a lesser amount. If in any year no purchase payments are made for Participants, the policy will not lapse. We reserve the right to reject any application or purchase payment. We may deduct amounts from purchase payments for premium taxes, if any.

ALLOCATION OF PURCHASE PAYMENTS

We will allocate the net purchase payments to one or more Participant Accounts according to your directions. Amounts paid to Participant Account(s) will be allocated to Investment Options as indicated by your instructions. Each subsequent purchase payment will be allocated in the same manner as the first unless we receive instructions to change the allocation. You may change the allocations of Investment Options for future payments by giving us new written allocation instructions. We reserve the right to limit the available Investment Options from which a Participant may choose. All allocations must be in whole percentages.

If no payment allocation instructions have been received prior to the receipt of a purchase payment, the payment will be credited to the Guaranteed Interest Account option.

If a purchase payment is received prior to the required information to establish a Participant Account and allocation instructions, the payment will be refunded to you, unless: 1) we receive the required information within 5 business days of the payment’s receipt; or, 2) we receive permission to retain the payment until the information is received.

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VARIABLE INVESTMENT OPTIONS

AVAILABLE VARIABLE INVESTMENT OPTIONS

We may, from time to time, add additional funds to those shown under Eligible Portfolios on the Policy Schedule. You may be permitted to transfer account values or allocate purchase payments to these additional Variable Investment Options. However, the right to make such transfers or allocations will be limited by the terms and conditions imposed by us.

Shares of an Eligible Portfolio may become unavailable for investment by the Separate Account; or, we may deem further investment in shares of an Eligible Portfolio inappropriate. In this event, we may limit further purchase of such shares or replace shares of another fund for shares already purchased under this policy. We will give you written notice of the removal and replacement of Eligible Portfolios.

VARIABLE INVESTMENT OPTION VALUE

The value of the Variable Investment Options are variable and are not guaranteed as to dollar amount. The value of a Variable Investment Option is determined by multiplying the number of Accumulation Units allocated to the Variable Investment Option by the Accumulation Unit Value.

ACCUMULATION UNIT

Accumulation Unit is a unit of measure for Variable Investment Options during the Accumulation Period. It is used to account for all amounts allocated to or withdrawn from the Variable Investment Options. Amounts allocated or withdrawn result from purchase payments, withdrawals, transfers, or fees and charges. We will determine the number of Accumulation Units purchased or surrendered. This will be done by dividing the amount allocated to, or withdrawn from, the Variable Investment Option by the dollar value of one Accumulation Unit of the Variable Investment Option as of the end of the Valuation Period during which the request for the transaction is received at our home office.

ACCUMULATION UNIT VALUE

The Accumulation Unit Value is the value of one Accumulation Unit of a Variable Investment Option. The Accumulation Unit Value for each Variable Investment Option was arbitrarily set initially at $10. Subsequent Accumulation Unit Values for each Variable Investment Option are determined by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Variable Investment Option for the current period.

NET INVESTMENT FACTOR

The Net Investment Factor for each Variable Investment Option is equal to:

A B	-	C

“A” equals the following and is referred to as the Adjusted Net Asset Value:

1.	the net asset value per share of the Eligible Portfolio held by the Variable Investment Option at the end of the current Valuation Period; plus,

2.	any dividends or gains per share of the Eligible Portfolio held by the Variable Investment Option for the current Valuation Period; less,

3.	any per accumulation unit amount for taxes or any amount set aside as a reserve for taxes attributable to the operation of the Separate Account for the current Valuation Period.

“B” equals the Adjusted Net Asset Value for the immediately preceding Valuation Period.

“C” equals the charges per share deducted from the Variable Investment Option on each Valuation Period for the Mortality and Expense Risk Charge, the Administrative Charge and the Distribution Expense Charge.

The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

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MORTALITY AND EXPENSE RISK, ADMINISTRATIVE AND DISTRIBUTION EXPENSE CHARGES

Each Valuation Period, we deduct charges from the Separate Account for Mortality and Expense Risk, Administrative and Distribution Expense. The Mortality and Expense Risk Charge compensates us for assuming the mortality and expense risks under this policy. The Administrative Expense Charge compensates us for the costs associated with the administration of this policy and the Separate Account. The Distribution Expense Charge compensates us for the costs associated with the sale and distribution of the policy(ies).

The charges are equal, on an annual basis, to a percentage of the average daily net asset value of the Separate Account. The Mortality and Expense Risk, Administrative, and Distribution Expense Charges are listed on the Policy Schedule page.

GUARANTEED INTEREST ACCOUNT PROVISIONS

GUARANTEED INTEREST ACCOUNT VALUES

The Guaranteed Interest Account Value, at any given time, is equal to:

1.	the total of all purchase payments allocated to the Guaranteed Interest Account; plus,

2.	any amounts transferred to the Guaranteed Interest Account; plus,

3.	credited interest; less,

4.	any prior withdrawals and Withdrawal Charges from the Guaranteed Interest Account (see Withdrawal Charge Provision); less,

5.	any amounts transferred from the Guaranteed Interest Account; less,

6.	any applicable premium taxes deducted from the Guaranteed Interest Account.

INTEREST

Guaranteed interest is credited to the Guaranteed Interest Account Value at a yearly rate of 3%. Interest is compounded annually. We may declare additional interest at our discretion.

TRANSFER PROVISION

You may direct transfers of Participant account assets between the Investment Options of this policy. A transfer request must be in a form we accept. We reserve the right to limit the number of transfers that may be made.

If you elect to use this transfer privilege, we will not be liable for transfers made as instructed by you. Amounts eligible for transfer will be determined as of the end of the Valuation Period during which the request for transfer is received at our home office. All transfers must be in whole percentages. All asset transfers on a given date count as one transfer.

We reserve the right, at any time and without prior notice, to end, suspend or change the transfer privilege described.

BENEFIT PROVISIONS

REQUEST FOR BENEFITS

You may request a partial withdrawal from the Account Value to purchase an Annuity or make a cash distribution for a Participant, or any other person who is entitled to such benefits under the Plan, subject to all of the following:

a.	the provisions of this Policy;

b.	the provisions of the Plan; and

c.	your written instructions.

After the first year beginning with the Participant Effective Date, under certain circumstances, we will waive the withdrawal charge for amounts paid to you for the benefit of a Participant, or another person entitled to benefits under the Plan.

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Amounts eligible for waiver of the Withdrawal Charge are those requested on behalf of a Participant who has died; retired; has an unforeseen emergency as defined by the Plan; or has terminated employment under the terms of the Plan. No Withdrawal Charge will be applied to a death benefit at any time. Withdrawals for any other reason or payable to any other parties may be subject to a Withdrawal Charge.

We will not issue an Annuity or make a cash distribution until we receive your written instructions regarding the: Annuitant; Annuitant’s age; terms and conditions of the distribution; and, your written certification that such Annuity or cash distribution is in accordance with the provisions of the Plan.

We will rely on your written direction and will not be liable for any failure to question or challenge such certification and instructions regarding the issuance of an Annuity or payment of a cash distribution.

ELECTION OF ANNUITY INCOME OPTION

You may choose to have all or part of the Participant Account Value paid under any of the annuity income options described in this policy or any other method acceptable to us. Any option elected must meet the requirements of the Tax Code as of the date payments are to begin. You must file a written request to elect an annuity income option. If an option is based on life expectancy, proof of the Annuitant’s date of birth will be required.

Payments will begin on the requested effective date of the annuity. If the amount available to apply under any annuity income option is less than $5,000, we will have the right to pay such amount in a single sum.

WITHDRAWALS

During the Accumulation Period, you may withdraw all or some of the Cash Value. You must apply using a form we accept. Any partial withdrawal amount must be at least the amount shown on the Policy Schedule. We reserve the right to distribute any account which, after a withdrawal, has an Account Value or a Participant Account Value below $100.00. Any amount withdrawn will be deducted from the Investment Option(s) in the same proportion as the Variable Investment Option(s) and the Guaranteed Interest Account option values bear to the total Account Value or Participant Account Value. In the event you wish to withdraw amounts in any other proportion, you must specify the Investment Option(s) to be surrendered using a form we accept. We will mail any payment within seven days after the date of receipt of the acceptable request unless the Suspension or Deferral of Payment Provision is in effect.

WITHDRAWAL CHARGE

If you request a full or partial withdrawal of the Account Value or if the policy is terminated and the entire Account Value withdrawn, we may deduct a Withdrawal Charge from the Account Value prior to the withdrawal.

The Withdrawal Charge is a percentage of the amount withdrawn.

Policy Year	Withdrawal Charge %	Policy Year	Withdrawal Charge %
1	8%	6	4%
2	8%	7	4%
3	8%	8	4%
4	8%	9	4%
5	8%	10	4%
		11+	0%

The Withdrawal Charge is calculated at the time of each withdrawal. The Withdrawal Charge will never exceed 8% of the total purchase payments.

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PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT PRIOR TO THE PARTICIPANT’S ANNUITY DATE

If the Participant dies prior to the Annuity Date, the death benefit will be the greater of: the Participant’s purchase payments, less any withdrawals and Withdrawal Charges; or, the participant’s Adjusted Account Value determined as of the Valuation Period during which we receive both due proof of death and an election for the payment period.

DEATH OF ANNUITANT AFTER THE ANNUITY DATE

If the Annuitant dies during the Annuity Period, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the Annuitant’s death.

PAYMENT OF DEATH BENEFIT

The death benefit amount will be paid within seven days of receipt of proof of death and your written instructions, unless the Suspension or Deferral of Payments Provision is in effect.

SUSPENSION OR DEFERRAL OF PAYMENTS PROVISION

We reserve the right to suspend or postpone payments from the Separate Account for a withdrawal or transfer for any period when:

1.	the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.	trading on the New York Stock Exchange is restricted;

3.

an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account’s net assets; or,

4.

during any other period when the Securities and Exchange Commission, by order, so permits for your protection; provided that applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in 2 and 3 exist.

We further reserve the right to postpone payment from the Guaranteed Interest Account for a period of up to six months.

OWNERSHIP AND ASSIGNMENT PROVISIONS

OWNERSHIP

You own this policy. As the owner, you can exercise the rights given by this policy. You will be the sole representative to us under this policy. As the owner, you may agree with us to a policy amendment without the agreement of any other person or entity. No Participant or other person or entity will have any right, title, or interest in this policy until made available to that person or entity. Assets held under this policy will be for the sole benefit of Participants and their beneficiaries under the Plan. All benefits under the Plan must be paid prior to any assets being used for any purpose other than the sole benefit of the Participants or their beneficiaries.

ASSIGNMENT OF A POLICY

This policy may not be assigned, discounted, or pledged as collateral for a loan. To the extent allowed by law, the values represented in this policy will be free from creditor’s claims or legal process brought against you or any Participant or other payee.

ANNUITY PROVISIONS

ANNUITY DATE

Upon your request, a Participant Account may be applied to provide a fixed annuity. You may select an Annuity Date at any time during the Accumulation Period. You must notify us of this date at least 30 days prior to the date you wish the Participant’s annuity payments to begin.

The Annuity Date must be the first day of a calendar month. Prior to the Annuity Date, you may, subject to the above, change the Annuity Date by written request. Any change must be requested at least 30 days prior to the new Annuity Date.

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SELECTION OF AN ANNUITY OPTION

A selection to receive annuity payments under an annuity option described below must be made at least 30 days prior to the Annuity Date. Prior to the Annuity Date, you may change the Annuity Option selected by written request. Any change must be requested at least 30 days prior to the Annuity Date. If an option is based on life expectancy, proof of the payee’s date of birth will be required.

ANNUITY OPTIONS

Depending on the election, the participant’s Adjusted Account Value will be applied to provide the annuity payment. The amount of the annuity payment will depend on the Annuity Option elected and the age of the Annuitant at the time the first payment is due. The participant’s Adjusted Account Value will be applied to the applicable Annuity Table based upon the Annuity Option selected. The guaranteed interest rate on all options is 3% compounded annually. We may pay or credit excess interest at our discretion.

The guaranteed annuity income option values shown on the Tables in the policy are calculated using the 1983a Modified Mortality Table. The Annuity Tables show the amount of the annuity payments for each $1,000 of Adjusted Account Value.

The following annuity options, or any other annuity option acceptable to us, may be selected:

OPTION 1. LIFETIME ONLY ANNUITY: We will make monthly payments during the life of the Annuitant. If this option is elected, payments will cease immediately upon the death of the Annuitant and the annuity will end without further value.

OPTION 2. LIFETIME ANNUITY WITH GUARANTEED PERIODS: We will make monthly payments for the guaranteed period selected and thereafter for the life of the Annuitant. Upon the death of the Annuitant, any amounts remaining under the guaranteed period selected will be distributed to the Beneficiary at least as rapidly as under the method of distribution being used as of the date of the Annuitant’s death. The guaranteed period may be 10 years or 20 years.

OPTION 3. JOINT AND SURVIVOR ANNUITY: We will make monthly payments during the joint lifetime of the Annuitant and a Joint Annuitant. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of 100%, 66 2/3% or 50% of the annuity payment in effect during the joint lifetime. Annuity Tables are available upon request.

OPTION 4. PERIOD CERTAIN: We will make monthly payments for a specified period. The specified period must be at least five years and cannot be more than 30 years.

GENERAL PROVISIONS

THE SEPARATE ACCOUNT

The Separate Account, American Fidelity Separate Account C, consists of assets set aside by us, which are kept separate from that of the general assets and all other Separate Account assets of the company. The assets of the Separate Account equal to reserves and other policy liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business we may conduct.

THE POLICY

The entire contract consists of this policy, application and any attached endorsements. A copy of the application is attached to the policy.

CHANGES

Any change in this policy or waiver of its provisions must be made in writing and signed by an authorized officer of the Company.

EVIDENCE OF SURVIVAL

We may require satisfactory evidence of the continued survival of any person(s) on whose life annuity payments are based.

INCONTESTABILITY

This policy will not be contestable from the Date of Issue.

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MISSTATEMENT

If relevant facts regarding any Participant eligible to receive benefits under this policy are not correct, an equitable adjustment will be made with the true facts. After annuity payments have begun, any underpayments will be made up in one sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the total is repaid.

NON-ALIENATION OF BENEFITS

To the extent allowed by law, the values represented in this policy will be free from creditor’s claims or legal process brought against you or any payee. A Participant or any other person entitled to benefits under the Plan shall have no right to assign, sell or otherwise decrease the value of this policy.

NON-PARTICIPATING

This policy is non-participating. It does not share in the profits of the Company.

PROOF OF AGE

We may require evidence of age of any Annuitant .

REPORTS

At least once each calendar year, we will furnish a report showing the Participant Account Value and any other information as may be required by law. We will also furnish an annual report of the Separate Account.

RESERVES

The reserves and guaranteed values for this policy will at no time be less than the minimum benefits required by law of the state in which it is delivered.

SECTION 72

In the event of any conflict between Section 72 of the Internal Revenue Code and the terms of this policy, such Internal Revenue Code section will govern so as to maintain the treatment of this policy as an annuity policy.

TAXES

Any taxes paid to any governmental entity relating to any policy may be deducted from the purchase payment or Account Value when incurred. We will determine when taxes have resulted from: the investment experience of the Separate Account; receipt by us of the purchase payments; or, commencement of annuity payments. We may pay taxes when due and deduct that amount from the Account Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. We reserve the right to establish a provision for federal income taxes if we determine that we will incur a tax as a result of the operation of the Separate Account. We will deduct for any income taxes incurred by us as a result of the operation of the Separate Account. We will deduct this tax whether or not there was a provision for taxes and whether or not it was sufficient. We will deduct any withholding taxes required by law.

TERMINATION OF POLICY

TERMINATION OF POLICY FOLLOWING FULL WITHDRAWAL

Withdrawal of the entire Account Value will result in termination of the policy. Such withdrawal may be subject to a Withdrawal Charge.

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TERMINATION OF POLICY BY YOU

You may terminate this policy at any time by written notice to us. The written notice must contain a termination date that is at least 60 days from the date we received such notice. The policy will terminate on the requested termination date. We will accept no further purchase payments after the termination date. We will pay the Account Value less any applicable Withdrawal Charge in a single sum to you with notification that the policy is terminated.

TERMINATION OF POLICY BY US

We have the right to terminate this policy under the following circumstances: you failed to agree to any contract amendment(s), which we have reasonably determined must be made to comply with any applicable law, regulation, or judicial or administrative determination; or the IRS has determined that the Plan is not qualified for favorable tax treatment under the Code and any other applicable federal rules or regulations.

If the policy is terminated under any of the circumstances described above, we will provide thirty (30) days written notice to you. The effective date of the termination will be thirty (30) days after you receive such written notice, or if such written notice specifies a later date, on the date specified. We will pay the Account Value less any applicable Withdrawal Charge in a single sum to you with notification that the policy is terminated.

FIXED PERIOD TABLE

PAYMENT FOR EACH $1,000 OF PROCEEDS

Years of Fixed Period	Annual Payment	Monthly Payment	Years of Fixed Period	Annual Payment	Monthly Payment
5		$17.91	18	$70.59	$5.96
6	$179.22	15.14	19	67.78	5.73
7	155.83	13.16	20	65.26	5.51
8	138.31	11.68	21	62.98	5.32
9	124.69	10.53	22	60.92	5.15
10	113.82	9.61	23	59.04	4.99
11	104.93	8.86	24	57.33	4.84
12	97.54	8.24	25	55.76	4.71
13	91.29	7.71	26	54.31	4.59
14	85.95	7.26	27	52.97	4.47
15	81.33	6.87	28	51.74	4.37
16	77.29	6.53	29	50.60	4.27
17	73.74	6.23	30	49.53	4.18

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LIFE INCOME TABLE

MONTHLY LIFE INCOME PER $1,000 OF CASH VALUE
Age Last Birthday	Life Income Only No Guaranteed Period	Life Income With 10 Years Guaranteed	Life Income With 20 Years Guaranteed
50	$3.90	$3.89	$3.82
51	3.97	3.95	3.88
52	4.03	4.01	3.93
53	4.10	4.08	3.99
54	4.18	4.15	4.04
55	4.25	4.22	4.11
56	4.34	4.30	4.17
57	4.42	4.38	4.23
58	4.52	4.47	4.30
59	4.61	4.56	4.37
60	4.72	4.66	4.44
61	4.83	4.76	4.51
62	4.95	4.86	4.58
63	5.07	4.98	4.65
64	5.21	5.10	4.72
65	5.35	5.22	4.79
66	5.51	5.36	4.86
67	5.67	5.50	4.93
68	5.85	5.65	5.00
69	6.04	5.80	5.06
70	6.25	5.96	5.12
71	6.47	6.14	5.18
72	6.71	6.31	5.23
73	6.97	6.50	5.28
74	7.26	6.69	5.32
75	7.56	6.89	5.35

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